Dodge & Cox  /  Investment Managers  /  San Francisco
Comparative Investment Results – 1st Quarter 2007
Q1 2007 Total Return
(Stock Fund vs. S&P 500)*
0.7%
1.7%
0%
1%
2%
Stock Fund S&P 500
Source:  FactSet Portfolio Analysis, Dodge & Cox, S&P 500
Key Contributors to Results
Despite a flat aggregate return from holdings in the Financials sector, this result was still better than the Index sector’s 3% decline.  Our lower weighting (14% vs. 22% for the Index Sector) also aided results, as Financials was the weakest sector of the market during the quarter. Equity Office
Properties (+15% to date of sale) and Loews (+10%) were strong performers.
Stronger relative returns from holdings in Materials (+13% vs. +9% for the Index sector) also contributed positively to Fund performance.
Specifically, Akzo Nobel (+25%) and Dow Chemical (+16%) benefited results.
Positive returns from
Consumer Discretionary
holdings (up 2% vs. down 1% for the Index sector) also aided relative results. Sony (+18%, largest relative contributor), Federated Department Stores (+18%), and News Corp (+8%) were especially strong.
Selected individual contributors included: Cardinal Health (+13%), Hitachi (+24%), and Union Pacific (+11%).
Key Detractors from Results
A weaker return from holdings in the Energy sector (a decline of 2% vs. positive 2% for the Index sector) was the largest detractor from relative results.  In particular, Baker Hughes (-11%) and Royal Dutch Petroleum (-5%) hindered returns.
Selected individual holdings detracted from results: Motorola (-14%) and media holdings Comcast (-8%) and Time Warner (-9%).
The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses.  Read it carefully before investing. Past performance does not guarantee future results.  Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979) for current performance figures or a prospectus.
* Standardized Average Annual Returns as of 3/31/07:  1 Year 14.5%; 5 Years 12.1%; 10 Years 14.2%.